U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202
October 30, 2026
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Tuttle Capital Gavin Baker Tracker ETF (S000109570) (C000280695)
Ladies and Gentlemen,
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby respectfully submits this application for withdrawal of the following Post-Effective Amendments, filed to the Trust’s Registration Statement on Form N-1A, with respect only to the Tuttle Capital Gavin Baker
Tracker ETF (the “Fund”), a separate series of the Trust:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
648	7/17/2026	485A	0000894189-26-021206
658	9/29/2026	485BXT	0000894189-26-029082
659	10/5/2026	485BXT	0000894189-26-029214
Post-Effective Amendment No. 648 was filed for the purpose of registering the Fund, in addition to other funds, as a new series of the Trust. The Trust filed Post-Effective Amendment Nos. 658 and 659 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 648 solely with respect to the Fund. As of the last filing shown, Post-Effective Amendment No. 659 is scheduled to become effective on November 3, 2026.
The Trust is filing this application for withdrawal, solely with respect to the Fund, because the Trust has decided not to proceed with the offering of the Fund. No securities were sold in connection with these
Post-Effective Amendments.
If you have any questions or require further information, do not hesitate to contact me at 341-444-8827 or
jason.venner@usbank.com.
Sincerely,
MANAGED PORTFOLIO SERIES
/s/ Jason M. Venner
Jason M. Venner
Secretary of Managed Portfolio Series
cc:  Christopher D. Menconi, Morgan, Lewis & Bockius LLP